July 27, 2007

Mr. Richard Tan
Chief Executive Officer
Stone Tan China Acquisition Corp.
9191 Towne Center Drive, Suite 410
San Diego, California 92122


      Re:	Stone Tan China Acquisition Corp.
      	Amendment No. 2 to Registration Statement on Form S-1
   Filed July 19, 2007
   File No. 333-142729


Dear Mr. Tan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please revise the first words of the first full paragraph on page
two and where appropriate to indicate that you do not "intend to pursue" instead of "will not pursue" to clearly reflect other disclosure in that paragraph and elsewhere.
2. We note your response to prior comment seven and the revised disclosure on pages two and 56. Please revise to disclose what factors you will consider in determining whether to hire an investment bank that seeks to limit the ability of shareholders to rely on its opinion. We note that the provision to hire an investment bank is presented as an additional assurance to shareholders in the event the company seeks to acquire an affiliated entity.
3. We note your response to prior comment 10.  We are not,
however,
able to locate disclosure that your executive officer and
directors
must first present business opportunities to all the companies with
which they are affiliated.  Please revise accordingly.
4. Regarding your response to prior comment 13, we are unable to locate a risk factor with the title you have indicated. Please revise accordingly and clarify, if true, that a shareholder will not be able to acquire or resell your shares in the identified states instead of using the language "may not be able."
5. Also, please revise to identify the 11 jurisdictions in which you
are conducting this offering, and clearly disclose, if true, that retail investors from other states are not permitted to purchase in the offering.
6. We note your response to prior comments 14 and 15. The revised disclosure on page 54 provides an "example" of a contractual arrangement that the company believes would meet the requirement of a business combination as defined in the letter agreements. Please revise to describe what contractual terms, at a minimum, must be included as part of a proposed transaction in order to comply with the letter agreement`s definition of business combination.
7. In this regard, we note the terms "substantial control" and "substantial portion of the economic benefits," which suggest levels of control and economic benefits that are less than full and possibly
less than 50%. The risk factor on page 26, however, refers to a transaction that provides "full economic benefits and control of full direct ownership." Where you provide further clarification of the minimum level of control and economic benefits that must be transferred in order to meet the letter agreements` definition of a business combination, please provide the responsive disclosure in quantitative and qualitative terms.
8. Also, we note that, unlike a traditional acquisition of at least
51% of the voting interests of a target company, it may be
difficult
to determine the value of a contractual arrangement.  Please revise
to more clearly address how you would ascribe a value to a
proposal
under the 80% test.
9. We reissue prior comment 16 from our July 6, 2007 letter.  In this
regard, we note your statement that there are no fiduciary obligations to the entities. However, you state on pages 21 and 35 that Messrs. Stone and Tan "may have conflicting fiduciary obligations" and "will have conflicting fiduciary duties." Please revise Proposed Business to provide the disclosure requested in prior comment 35 from our June 8, 2007 letter. Please use an appropriate heading such as "Conflicts of Interest." Your revised disclosure on pages 21, 35 and elsewhere should consistently present the existence of current fiduciary conflicts in the present tense or "will" instead of "may."
10. We note your response to prior comment 18. Please revise to explain the basis of your belief that your directors and executive officer are capable of funding a shortfall in your trust account, given that they have not verified their own net worth. To the extent reasonably practicable, provide quantified disclosure of "substantial means" and the estimated shortfalls as anticipated in the event the trust amount is reduced.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding the financial statements and related matters.
Please contact Jack A. Guggenheim at (202) 551-3523 or James Lopez at
(202) 551-3536 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc:	Fran Stoller, Esq.
	Fax (212) 214-0706